acheng@gibsondunn.com

October 21, 2005

VIA EDGAR

(213) 229-7684	C 41731-00005

(213) 229-6684

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Re:                              Herbst Gaming, Inc.

Form 10-K for the year ended December 31, 2004

Form 10-Q for the periods ended March 31, 2005 and June 30, 2005

Form 8-K/A dated April 15, 2005

Commission File Number: 333-71094

Dear Ms. Cvrkel:

On behalf of Herbst Gaming, Inc. (the “Company”), this letter responds to your letter dated September 26, 2005, regarding the above-referenced filings (the “Comment Letter”).  Your comment from the Comment Letter is set forth below, followed by the Company’s related response.

Form 8-K/A dated April 15, 2005

Please file an amended Form 8-K which incorporates the changes to the unaudited pro forma financial statements included in your response letter dated September 8, 2005.

The Company notes the Staff’s comment and filed on October 3, 2005 an amendment to its Form 8-K originally filed on February 2, 2005 and amended on April 15, 2005, which amendment incorporates the changes previously outlined in its letters to the Staff dated August 24, 2005 and September 8, 2005.

If you have any questions, please contact me at (213) 229-7684.

Sincerely,

/s/ Andrew W. Cheng

Andrew W. Cheng

AWC/dt

cc:	Claire Erlanger, Securities and Exchange Commission (copy contained herewith)
Mary E. Higgins, Herbst Gaming, Inc. (via electronic mail)
Michael Clark, Herbst Gaming, Inc. (via electronic mail)
Wade C. McKnight, Deloitte & Touche LLP (via electronic mail)
Ryan T. Miller, Deloitte & Touche LLP (via electronic mail)
Peter Ziegler, Gibson, Dunn & Crutcher LLP (via electronic mail)